EXHIBIT 4.3

STERLITE INDUSTRIES (INDIA) LIMITED
(incorporated on 8th September, 1975 under the Companies Act, 1956)
Registered Office : B-10/4 Waluj MIDC Industrial Area, Waluj, Dist. Aurangabad 431 133.
Corporate Office : Vedanta, 75, Nehru Road, Vile Parle (East), Mumbai - 400 099.
SHARE CERTIFICATE
THIS IS TO CERTIFY that the person(s) named in this Certificate is/are the Registered Holder(s) of the within-mentioned share(s) bearing the distinctive number(s) herein specified in the above Company subject to the Memorandum and Articles of Association of the Company and that the amount endorsed hereon has been paid up on each such share.

EQUITY	SHARES	EACH	OF	RS. 2/-

AMOUNT	PAID UP	PER	SHARE	RS. 2/-

Reg. Folio No.	Certificate No.

Name(s) of Holder(s)

No. of Share(s) held

Distinctive No.(s)
GIVEN under the Common Seal of the Company this

Chairman	Director

Company Secretary/Authorised Signatory